Exhibit 15.2

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

This is a digital representation of a DeGolyer and MacNaughton report.

This file is intended to be a manifestation of certain data in the subject report and as such are subject to the same conditions thereof. The information and data contained in this file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

DEGOLYER AND MACNAUGHTON

5001 SPRING VALLEY ROAD

SUITE 800 EAST

DALLAS, TEXAS 75244

March 1, 2021

PetroChina Company Limited

9 Dongzhimen North Street, Dongcheng District

Beijing 100007

P.R. China

Ladies and Gentlemen:

Pursuant to your request, this report of third party presents an independent audit, as of December 31, 2020, of the extent of the estimated net proved oil, condensate, natural gas liquids (NGL), and gas reserves of certain properties in which PetroChina Company Limited (PetroChina) has represented it holds an interest. This audit was completed on March 1, 2021. The properties reviewed herein are located in China. PetroChina has represented that these properties account for 54 percent on a net equivalent barrel basis of PetroChina’s net proved reserves as of December 31, 2020. The net proved reserves estimates have been prepared in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the United States Securities and Exchange Commission (SEC). It is our opinion that the procedures and methodologies employed by PetroChina for the preparation of its proved reserves estimates as of December 31, 2020, comply with the current requirements of the SEC. We have reviewed information provided by PetroChina that it represents to be PetroChina’s estimates of the net reserves, as of December 31, 2020, for the same properties as those which we reviewed. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S–K and is to be used for inclusion in certain SEC filings by PetroChina.

Reserves estimates included herein are expressed as net reserves as represented by PetroChina. Gross reserves are defined as the total estimated petroleum remaining to be produced from these properties after December 31, 2020. Net reserves are defined as that portion of the gross reserves attributable to the interests held or controlled by PetroChina after deducting all interests held by others.

Estimates of reserves should be regarded only as estimates that may change as further production history and additional information become available. Not only are estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Information used in this evaluation was obtained from PetroChina. In the preparation of this report we have relied, without independent verification, upon such information furnished by PetroChina with respect to the property interests being evaluated, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented.

Definition of Reserves

Petroleum reserves included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used in this report are in accordance with the reserves definitions of Rules 4–10(a) (1)–(32) of Regulation S–X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual

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arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and gas reserves – Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and (B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when: (A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves – Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Undeveloped oil and gas reserves – Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

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(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4–10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principles and techniques that are in accordance with the reserves definitions of Rules 4–10(a)(1)–(32) of Regulation S–X of the SEC and with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (revised June 2019) Approved by the SPE Board on 25 June 2019.” The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Based on the current stage of field development, production performance, the development plans provided by PetroChina, and analyses of areas offsetting existing wells with test or production data, reserves were classified as proved.

The proved undeveloped reserves estimates were based on opportunities identified in the plan of development provided by PetroChina.

PetroChina has represented that its senior management is committed to the development plan provided by PetroChina and that PetroChina has the financial capability to drill the locations as scheduled in its development plan.

When applicable, the volumetric method was used to estimate the original oil in place (OOIP) and original gas in place (OGIP). Structure maps were prepared to delineate each reservoir, and isopach maps were constructed to estimate reservoir volume. Electrical logs, radioactivity logs, core analyses, and other available data were used to prepare these maps as well as to estimate representative values for porosity and water saturation.

Estimates of ultimate recovery were obtained after applying recovery factors to OOIP and OGIP. These recovery factors were based on consideration of the type of energy inherent in the reservoirs, analyses of the petroleum, the structural positions of the properties, and the production histories.

For depletion-type reservoirs or those whose performance disclosed a reliable decline in producing-rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships. Reserves were estimated only to the limits of economic production as defined under the Definition of Reserves heading of this report.

For the evaluation of unconventional reservoirs, a performance-based methodology integrating the appropriate geology and petroleum engineering data was utilized for this report. Performance-based methodology primarily includes (1) production diagnostics, (2) decline-curve analysis, and (3) model-based analysis (if necessary, based on availability of data). Production diagnostics include data quality control, identification of flow regimes, and characteristic well performance behavior. These analyses were performed for all well groupings (or type-curve areas).

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Characteristic rate-decline profiles from diagnostic interpretation were translated to modified hyperbolic rate profiles, including one or multiple b-exponent values followed by an exponential decline. Based on the availability of data, model-based analysis may be integrated to evaluate long-term decline behavior, the effect of dynamic reservoir and fracture parameters on well performance, and complex situations sourced by the nature of unconventional reservoirs.

In certain cases, reserves were estimated by incorporating elements of analogy with similar wells or reservoirs for which more complete data were available.

Data provided by PetroChina from wells drilled through November 30, 2020 and made available for this evaluation were used to prepare the reserves estimates herein. These reserves estimates were based on consideration of monthly production data available for certain properties only through August 2020. Estimated cumulative production as of December 31, 2020, was deducted from the estimated gross ultimate recovery to estimate gross reserves. This required that production be estimated for up to 4 months.

Oil and condensate reserves estimated herein are to be recovered by normal field separation. NGL reserves estimated herein include propane and butane fractions and pentanes and heavier fractions (C5+). NGL reserves estimated herein are the result of low-temperature plant processing. Oil, condensate, and NGL reserves included in this report are expressed in thousands of barrels (103bbl). In these estimates, 1 barrel equals 42 United States gallons. For reporting purposes, oil, condensate, and NGL reserves have been estimated separately and are presented herein as a summed quantity.

Gas quantities estimated herein are expressed as marketable gas, fuel gas, and sales gas. Marketable gas is defined as the total gas produced from the reservoir after reduction for shrinkage resulting from field separation; processing, including removal of the nonhydrocarbon gas to meet pipeline specifications; and flare and other losses but not from fuel usage. Fuel gas is defined as that portion of the gas consumed in field operations. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separation and processing. Gas reserves estimated herein are reported as marketable gas, sales gas, and fuel gas. Gas quantities are expressed at a temperature base of 68 degrees Fahrenheit (°F) and at a pressure base of 14.696 pounds per square inch absolute. Gas quantities included in this report are expressed in millions of cubic feet (106ft3).

Gas quantities are identified by the type of reservoir from which the gas will be produced. Nonassociated gas is gas at initial reservoir conditions with no oil present in the reservoir. Associated gas is both gas-cap gas and solution gas. Gas-cap gas is gas at initial reservoir conditions and is in communication with an underlying oil zone. Solution gas is gas dissolved in oil at initial reservoir conditions. Gas quantities estimated herein include both associated and nonassociated gas.

At the request of Petrochina, marketable gas reserves estimated herein were converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.

Primary Economic Assumptions

This report has been prepared using initial prices, expenses, and costs provided by PetroChina in United States dollars (U.S.$). Future prices were estimated using guidelines established by the SEC and the Financial Accounting Standards Board (FASB). The following economic assumptions were used for estimating the reserves reported herein:

Oil, Condensate, and NGL Prices

PetroChina has represented that the oil, condensate, and NGL prices were based on a reference price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month

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within the 12-month period prior to the end of the reporting period, unless prices are defined by contractual agreements. PetroChina supplied the appropriate differentials a Dubai reference price of U.S.$42.61 per barrel.

The weighted average oil and condensate price attributable to the estimated proved reserves was U.S.$40.07 per barrel. The weighted average NGL price attributable to the estimated proved reserves was U.S.$26.79 per barrel. The oil, condensate, and NGL prices were held constant for the lives of the properties.

Gas Prices

PetroChina furnished the gas prices and has represented that the gas prices are defined by contractual agreements. The weighted average gas price attributable to the estimated proved reserves was U.S.$6.18 per thousand cubic feet. The gas prices were held constant for the lives of the properties.

Operating Expenses, Capital Costs, and Abandonment Costs

Operating expenses and capital costs were provided by PetroChina and were used in estimating future expenses and capital costs required to operate the properties. In certain cases, forecasts of future operating expenses and capital costs, either higher or lower than existing expenses and capital costs, may have been used because of anticipated changes in operating conditions. Abandonment costs were also provided by PetroChina. Abandonment costs are represented by PetroChina to be inclusive of those costs associated with the removal of equipment, plugging of wells, and reclamation and restoration costs associated with the abandonment. Estimates of operating expenses, capital costs, and abandonment costs were considered in determining the economic viability of the undeveloped reserves estimated herein. Operating expenses, capital costs, and abandonment costs were not escalated for inflation.

Taxes

Local taxes and value-added taxes in China were applied in the estimation of reserves.

Royalties

PetroChina has represented that it has no royalty obligations for the properties reported herein.

In our opinion, the information relating to estimated proved reserves of oil, condensate, NGL, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4 and 932-235-50-6 through 932-235-50-9 of the Accounting Standards Update 932-235-50, Extractive Industries – Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the FASB and Rules 4–10(a) (1)–(32) of Regulation S–X and Rules 302(b), 1201, 1202(a) (1), (2), (3), (4), (8), and 1203(a) of Regulation S–K of the SEC; provided, however, that estimates of proved developed and proved undeveloped reserves are not presented at the beginning of the year.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

Summary of Conclusions

PetroChina has represented that its estimated net proved reserves attributable to the reviewed properties were based on the definition of proved reserves of the SEC. PetroChina’s estimates of the net proved reserves, as

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of December 31, 2020, attributable to these properties, which represent 54 percent of PetroChina’s reserves on a net equivalent basis, are summarized as follows, expressed in thousands of barrels (103bbl), millions of cubic feet (106ft3), and thousands of barrels of oil equivalent (103boe):

	Estimated by PetroChina
	Net Proved Reserves as of December 31, 2020
	Proved	Proved	Total
	Developed	Undeveloped	Proved
Properties Reviewed by DeGolyer and MacNaughton
China
Oil, Condensate, and NGL, 10[3]bbl	2,437,427	254,672	2,692,099
Marketable Gas, 10[6]ft3	26,591,234	15,408,344	41,999,578
Fuel Gas, 10[6]ft3	1,911,917	949,116	2,861,034
Sales Gas, 10[6]ft3	24,679,317	14,459,228	39,138,544
Oil Equivalent, 10[3]boe	6,869,300	2,822,729	9,692,029

Notes:

1.	Marketable gas reserves estimated herein were converted to oil equivalent using an energy equivalent factor of 6,000 cubic feet of gas per 1 barrel of oil equivalent.
2.	PetroChina has represented that the estimates of total proved reserves include 70,368 103bbl of NGL reserves.
3.	PetroChina has represented that the estimates of net proved reserves include 2,450 103boe attributable to minority interests held by others.

In comparing the detailed net proved reserves estimates prepared by DeGolyer and MacNaughton and by PetroChina, differences have been found, both positive and negative, resulting in an aggregate difference of 0.4 percent when compared on the basis of net equivalent barrels. It is DeGolyer and MacNaughton’s opinion that the net proved reserves estimates prepared by PetroChina on the properties reviewed and referred to above, when compared on the basis of net equivalent barrels, in aggregate, do not differ materially from those prepared by DeGolyer and MacNaughton.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2020, estimated reserves.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in PetroChina. Our fees were not contingent on the results of our evaluation. This report has been prepared at the request of PetroChina. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

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Submitted,

DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716

/s/ Thomas C. Pence, P.E.
Thomas C. Pence, P.E. Senior Vice President DeGolyer and MacNaughton

DEGOLYER AND MACNAUGHTON

CERTIFICATE of QUALIFICATION

I, Thomas C. Pence, Petroleum Engineer with DeGolyer and MacNaughton, 5001 Spring Valley Road, Suite 800 East, Dallas, Texas, 75244 U.S.A., hereby certify:

1. That I am a Senior Vice President with DeGolyer and MacNaughton, which firm did prepare the report of third party addressed to PetroChina dated March 1, 2021, and that I, as Senior Vice President, was responsible for the preparation of this report of third party.

2. That I attended Texas A&M University, and that I graduated with a degree in Petroleum Engineering in the year 1982; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the Society of Petroleum Engineers; and that I have in excess of 38 years of experience in oil and gas reservoir studies and reserves evaluations.

/s/ Thomas C. Pence, P.E.
Thomas C. Pence, P.E.
Senior Vice President
DeGolyer and MacNaughton